[QUEST LETTERHEAD]


June 8, 2006
                                                         VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Attn:  Ms. Donny Levy
Division of Corporation Finance
Washington, D.C.  20549

Re:  Registration Statement on Form S-3 (File No. 333-133243)
     --------------------------------------------------------

Dear Ms. Levy:

      Quest Resource Corporation (the "Company") hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement filed on April 12, 2006 referenced above be accelerated so that the same will become effective at 4:00 p.m. Eastern Standard Time on June 12, 2006 or as soon thereafter as is practicable. In connection with this request, the Company hereby acknowledges the following:

   1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement;

   2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

   3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, you may contact me at (405) 488-1304.


                                    Sincerely,

                                    Quest Resource Corporation

                                    /s/ Jerry D. Cash

                                    Jerry D. Cash
                                    Chief Executive Officer and President